

June 11, 2018

George S. Davis
Executive Vice President and Chief Financial Officer
QUALCOMM Inc.
5775 Morehouse Dr.
San Diego, CA 92121-1714

> **Re: QUALCOMM Inc.**
> **Form 10-K for the Fiscal Year Ended September 24, 2017**
> **Form 10-Q for the Fiscal Quarter Ended March 25, 2018**
> **File No. 0-19528**
> **Response dated May 31, 2018**

Dear Mr. Davis:

We have reviewed your May 31, 2018 response to our comment letter and have the following comment. Please comply with the comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2018 letter.

Form 10-K for the Fiscal Year Ended September 24, 2017

Critical Accounting Estimates
Legal and Regulatory Proceedings, page 53

1. Please revise to more fully describe the specific factors that make it more difficult to reasonably estimate possible losses associated with antitrust and trade regulation investigations. For example, consider incorporating some of the information from the introductory note of your response dated May 31, 2018.

You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3424 with any questions.

Division of Corporation Finance
Office of Telecommunications